

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

October 20, 2020

Tim Armes
Chief Executive Officer
4Less Group, Inc.
106 W. Mayflower
Las Vegas, Nevada 89030

  **Re: 4Less Group, Inc.**
    **Offering Circular on Form 1-A**
    **Filed September 22, 2020**
    **File No. 024-11326**

Dear Mr. Armes:

  We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular on Form 1-A filed September 22, 2020

Risk Factors
Risks Related to Our Business
There is substantial doubt as to whether . . ., page 18

1. We note your risk factor disclosure that you have "a significant amount of short-term debt in default." We also note that this disclosure further states that the "short-term debt agreements provide legal remedies for satisfaction of defaults" and that "none of the lenders to this point have pursued their legal remedies." Please revise to disclose the total amount of indebtedness that is in default, the length of time of the default, and the particular terms of the short-term debt agreements related to such default and how an exercise of such terms could materially impact your business or financial condition. Please also describe the material terms of your short-term debt agreements and file such agreements as exhibits.

Risks Related to the Offering

An Investors' ability to seek relief in the state courts . . ., page 34

2. We note that Section 9 of your subscription agreement identifies a state court located within the State of Nevada (or the federal district for the District of Nevada) as the exclusive forum for certain litigation, including any claims arising under the Securities Act and Securities Exchange Act. Please revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Use of Proceeds, page 37

3. We note that you intend to use the proceeds of the offering for debt liquidation. Please disclose the interest rate and maturity of the indebtedness. For any indebtedness incurred within one year, please describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. See Item 504 of Regulation S-K.

Certain Relationships and Related Transaction, and Director Independence, page 58

4. Your disclosure in Note 11 states that "[d]uring the year ended January 31, 2020, an officer of [your] operating subsidiary used a personal American Express charge card with the business and charged approximately $227,000 in personal expenses to the card and repaid the Company approximately $232,000." Please revise your "Certain Relationships and Related Transaction, and Director Independence" section to include this transaction.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 58

5. Your disclosure on page 8 indicates that Sergio Salzano holds voting rights equal to 31.68% of the total voting rights at any given time by virtue of his ownership of your Series B Preferred Stock, but he is not included in your beneficial ownership table on page 58. Please revise your beneficial ownership table to include Mr. Salzano or tell us why you believe you are not required to do so. Please also include the Series C and Series D Preferred held by Mr. Davenport. Refer to Item 403(a) of Regulation S-K.

Additional Information About the Offering

Investors' Tender of Funds, page 63

6. Your disclosure indicates the existence of an escrow account and that you will be utilizing an escrow agent in connection with this offering. In particular, on page 63 you disclose that your "escrow agreement can be found in Exhibit 10.1." However, we note that you have not included the escrow agreement as Exhibit 10.1. Please file the escrow agreement as an exhibit and revise your disclosure to describe the material terms of the escrow agreement.

Financial Statements
Notes to Condensed Consolidated Financial Statements
Note 5 – PPP Loan, page F-1

7.    We note that you have entered into a loan through the U.S. Small Business Administration's Paycheck Protection Program authorized as part of the CARES Act. Please expand your disclosure to describe your use of the proceeds from this loan. Please also disclose whether you intend to use the proceeds from the PPP Loan in a manner consistent with obtaining loan forgiveness.

General

8.    Please add disclosure explaining how you will process subscriptions made by credit card. For example, disclose who will process credit card subscriptions, the amount of processing fees or other charges associated with credit card subscriptions, and whether the company or investors will pay such fees.

9.    Your disclosure in Part I of the Form 1-A indicates that you do not intend to issue the shares on a delayed or continuous basis. Please reconcile this disclosure with your disclosure on page 5 of Part II of the Form 1-A, which states that this offering "will be a continuous Offering pursuant to Rule 251(d)(3)(i)(F)."

10.   Please clarify how many offices and warehouses you currently own and/or lease. In this regard, we note that there are conflicting disclosures about these facilities throughout your filing, including:
   • On pages 9 and 12, you disclose that your "offices are located at 106 W. Mayflower, Las Vegas, Nevada 89030" and that you have "a remote office at 6515 Goodman Rd., #258, Olive Branch, Mississippi 38654."
   • On page 39, you disclose that your office is only located at "4850 N Rancho Dr # 130, Las Vegas NV 89130."
   • You disclose in your "Certain Relationships and Related Transactions, and Director Independence" section on page 59 and in Note 11 to your financial statements that the lease for your office facility is currently on a month-to-month basis since the lease has not been renewed.
   • On page 66, your disclosure in the Description of Property section indicates that both your corporate office and warehouse are located at 106 W. Mayflower, Las Vegas, Nevada 89030 and that the lease expired on June 30, 2020.
   • Finally, your MD&A disclosure on page 41 indicates that your "Operating Lease Cost increased by $14,756 due to two new operating leases[,]" yet your disclosure on page 11 states that in February 2020 you "executed a cost cutting plan including consolidation of office space."

   Please amend your filing to reconcile these disclosures. If applicable, please also revise your disclosures to include the terms of any such leases. Lastly, please provide investors with additional context regarding your cost cutting plan disclosed on page 11.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Nicholas Lamparski at 202-551-4695 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services